Transit Pro Tech Inc.

100 N. Barranca, Street, Suite 460

Covina, California 91791

July 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Marion Graham

Re:	Transit Pro Tech Inc.

Registration Statement on Form 10-12G

Filed July 1, 2024

April 4, 2024

File No. 000-56650

Ladies and Gentleman:

Concurrently with this letter Transit Pro Tech Inc. (the “Company”) is filing a Registration Statement on Form 10-12G (the “New Registration Statement”). To assist the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its review of the New Registration Statement, the Company is providing the information provided below in response to the comment letter received from the Staff on May 2, 2024, relating to the Registration Statement on Form 10-12G (File No. 000-56650) which was previously withdrawn by the Company.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the New Registration Statement which is being submitted contemporaneously with the submission of this letter.

Amendment No. 1

Business, page 4

1.	Please clearly identify the relevant geographic markets in which you and your subsidiaries intend to operate. Refer to Item 101(h)(4)(i) of Regulation S-K.

Additional disclosure has been added under the subheadings “Business Objectives” and “Sales and Marketing” under Item 1 emphasizing that it is the Company’s plan to seek to enter the market for its products and services in the United States and Canada. Nevertheless, disclosure has been added under the subheading “Our Corporate Structure” under Item 1 to the effect that currently the Company relies upon personnel in China for product development and has entered into a License Agreement with a Chinese entity and received a loan from a US subsidiary of that Chinese entity. This disclosure is presented graphically in the organizational chart which has also been added under the subheading “Our Corporate Structure.”

2.	We note that the company’s business plans include operations in China. Please revise to provide a more complete discussion regarding the need for Chinese government approval of your principal products and services. To the extent you have not yet received such approval, discuss the status of the approval within the government approval process. We note at the bottom of page 5 that Transit Pro Tech Inc. does “not intend to abandon the Chinese railway market.” Refer to Item 101(h)(4)(viii) of Regulation S-K for guidance.

Disclosure has been added at the bottom of page 5 regarding certain qualifications that a company must meet before it will be able to participate in the railway safety market in China. In addition, under the subheading “PRC Government Regulations – Foreign Investment in Businesses Providing Services to the Railway Industry” we note that the railway industry is on the “negative list” and, consequently, a foreign owned enterprise may not participate in the industry. We have also included a risk factor “Substantial uncertainties exist with respect to the interpretation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our corporate structure, corporate governance and business operations and financial results” (page 21) wherein we have stated that although we believe that Beyebe is not a foreign owned enterprise, and that our License and the overlap in our shareholdings will not prevent Beyebe from participating in the railway industry, there is no assurance it will be able to do so.

Business, page 5

3.	We note that Messrs. Du and Xie are involved in Shenzhen Beyebe Internet Technology Co. Limited, which is identified as a distributor of over 1,000 products in China. Please revise to clearly disclose the place of incorporation of Shenzhen Beyebe Internet Technology Co. Limited, the product market in which it operates, a more complete discussion regarding Messrs. Du and Xie’s involvement with the company, including whether one or both maintains voting or operational control of the company, and revise your risk factor disclosure to provide a more robust discussion regarding the potential conflict of interest. In addition, since the agreements were not negotiated on an arms length basis, please provide a more complete disclosure regarding the fact that the terms of the agreements may not be as beneficial to the company as if they had been negotiated at arm’s length.

The requested disclosure has been added under the subheading “Our Corporate Structure” under Item. 1; in the risk factor entitled “Conflicts of Interest” and under the subheading “Related Party Transactions” under Item 7.

Employees, page 7

4.	We note that you have 10 full-time employees and that many operate remotely. Please revise to clarify whether your employees are located in the United States. To the extent they are not, revise to discuss the geographic location of your employees or tell us why it is not material.

The requested disclosure has been added under the subheading “Employees.” Additional disclosure indicating that the Company engages individuals based in China has been added under the subheading “Business Overview” in Item. 2.

Plan of Operation, page 19

5.	Revise to identify and discuss the current status of negotiations with the “strategic customer” for which you are conducting pilot research and developing the first batch of 30 key phase points. Please reconcile this information with the information on page 9 which provides that the company has “not yet . . . attracted any customers.”

The discussion on page 36 has been updated and the reference to the “customer” has been revised to indicate that the entity is a “strategic partner.”

6.	Your disclosure provides that the company was formed “for the purpose of marketing [y]our products primarily to railway operators in the United States and other countries outside of China.” However, it appears that your principal operations will take place in China as your sole material agreement is with a Chinese operating company that has been granted the right “to market and distribute in mainland China products incorporating [y]our technologies.” Please reconcile this apparent inconsistency.

Language has been added under the subheading “Sales and Marketing” in Item 1 disclosing that it is the intent of management to seek to penetrate the market for railway safety software in the United States and Canada. For that reason, it is attending trade shows and conferences, seeking to engage individuals, filing its patent applications and soliciting customers in the United States. The apparent inconsistency results from the fact that most members of management have recently moved from China to the United States, are familiar with the market for railway safety in China and are just now developing contacts in the United States, which caused them to employ software engineers in China known to them to commence development of their products. Nevertheless, the primary goal is to distribute these products outside of China and, as stated in the New Registration Statement, Transit Pro Delaware will not devote funds to marketing efforts in China. To the extent there is an inconsistency, it is made apparent in the disclosure and the risks, including the conflicts of interest and those resulting from actions the Chinese government might take due to the backgrounds of management and the continued interactions in China are disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 24

7.	Given the substantial voting power of class B shares, please revise your beneficial ownership table to add a column disclosing the aggregate voting power held by each person listed in the table.

The suggested columns have been added.

Directors and Executive Officers, page 25

8.	Please describe the business experience during the past five years of each director and executive officer, including: each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company. Refer to Item 401 of Regulation S-K.

Additional disclosure has been added to the biographies of the directors and officers with respect to their backgrounds. The only entity with which any of the members of management were engaged which are affiliates of the registrant are Shenzhen Beyebe Internet Technology Co., Limited (“Beyebe”) and its subsidiary Beyebe AI. The only members of management of the registrant which were affiliated with Beyebe are Messrs. Du and Xie. The affiliation between the registrant and Beyebe and Beyene AI is disclosed.

Related Party Transactions, page 27

9.	We note that you have entered into various agreements and transactions with Beyebe Technology AI and Shenzhen Beyebe Internet Technology Co. Limited. Please revise to more clearly discuss the relationship between these entities. In addition, consider revising here or elsewhere as appropriate provide an organizational chart that clarifies the ownership structure, country of incorporation and common control for each of these entities.

The relationships between the registrant, Shenzhen Beyebe Internet Technology Co. Limited and its subsidiary, Beyebe Technology AI have been disclosed in this section and an organizational chart referencing the Loan and License Agreement has been added under Item 1.

10.	Please revise your disclosure regarding related party transactions to provide information pursuant to the threshold set in Item 404(d)(1) of Regulation S-K applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years.

Language has been added to clarify that related party transactions disclosed are those where the amount involved exceeds the lesser of $120,000 or one percent of the average of the registrant’s total assets at year-end for the last two completed fiscal years and all relevant transaction have been disclosed.

General

11.	Please revise your disclosure where appropriate to identify each director and officer residing outside the United States and provide their place of residence. To the extent any of your officers or directors are in Hong Kong or China, please add a separately captioned enforceability of civil liabilities section, addressing:

●	an investor’s ability to effect service of process within the United States on directors and officers in China or Hong Kong;

●	an investor’s ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor’s ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and

●	an investor’s ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities laws.

●	If your disclosure is based on an opinion of counsel, name counsel in the prospectus and file as an exhibit counsel’s consent to be named and the use of its opinion.

Disclosure has been added in Item 5 stating that all members of management other than Mr. Xie resides in the United States. Risk factors captioned “Our Chief Financial Officer resides outside of the United States and all of our officers and directors previously resided in China and could choose to move back to China. Therefore, investors may not be able to enforce federal securities laws or their other legal rights against those officers and directors” and “You may have difficulty in enforcing foreign judgements in China against us or our management” have been added disclosing difficulties that may be encountered in seeking to commence an action or enforce a judgement resulting from an action commenced in the United States against any of the registrant’s officers and directors,

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Vincent McGill Ellenoff Grossman & Schole LLP, at vmcgill@egsllp.com or by telephone at (516) 220-6569.

Very truly yours,

Transit Pro Tech Inc.

By:	/s/ Weihong Du
Name:	Weihong Du
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP